UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

Ruby Tuesday, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

781182100

(CUSIP Number)

RTI Holding Company, LLC

4170 Ashford Dunwoody Road, Suite 390

Atlanta, Georgia 30319

Attn: Aziz Hashim

Telephone: (404) 865-3356

with copies to:

Amy Cheng

Cheng Cohen LLC

311 North Aberdeen Street, Suite 400

Chicago, Illinois 60607

Telephone (312) 243-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781182100

1.	Name of Reporting Persons RTI Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO/SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100†

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100†

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) OO

†  See Items 3 and 4 of this Schedule 13D.

CUSIP No. 781182100

1.	Name of Reporting Persons RTI Investment Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100†

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100†

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) OO/HC

†  See Items 3 and 4 of this Schedule 13D.

CUSIP No. 781182100

1.	Name of Reporting Persons NRD Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100†

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100†

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) PN/HC

† See Items 3 and 4 of this Schedule 13D.

CUSIP No. 781182100

1.	Name of Reporting Persons NRD Partners II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100†

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100†

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) OO/HC

† See Items 3 and 4 of this Schedule 13D.

CUSIP No. 781182100

1.	Name of Reporting Persons Aziz Hashim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100†

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100†

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) IN

† See Items 3 and 4 of this Schedule 13D. Mr. Hashim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

CUSIP No. 781182100

Item 1. Security and Issuer.

The class of equity security to which this joint statement on Schedule 13D relates is the common stock (the “Common Stock”) of Ruby Tuesday, Inc., a Georgia corporation (the “Issuer”).  The Issuer has its principal executive offices located at 333 East Broadway Avenue, Maryville, Tennessee 37804.

Item 2. Identity and Background.

This joint statement on Schedule 13D is being filed by RTI Holding Company, LLC (“RTIH”), RTI Investment Company, LLC (“RTI Investment”), NRD Partners II, L.P. (the “Fund”), NRD Partners II GP, LLC (the “General Partner”) and Aziz Hashim (Mr. Hashim, RTIH, RTI Investment, the Fund and the General Partner are collectively referred to herein as the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 99.1 hereto.

The principal business address of each Reporting Person is 4170 Ashford Dunwoody Road, Suite 390, Atlanta, Georgia 30319. Further information regarding each of the Reporting Persons is set forth below.

The principal business of RTIH, a Delaware limited liability company, is to own the capital stock of the Issuer. The principal business of RTI Investment, a Delaware limited liability company, is to own the voting common equity interests of RTIH. The principal business of the Fund is to acquire brands that offer superior products and compelling unit economics and help them grow to their fullest potential through the Fund’s expanding network of franchisee investors. The principal business of the General Partner is serving as the general partner of the Fund. Mr. Hashim is the founder and managing partner of NRD Capital Management and controls the operations of the Fund. The principal business address of NRD Capital Management is Ashford Dunwoody Road, Suite 390, Atlanta, Georgia 30319. Mr. Hashim is a citizen of the United States of America.

Current information concerning the identity and background of the persons controlling the Reporting Persons is set forth on Annex A, which is incorporated herein by reference in response to this Item.

During the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons set forth on Annex A attached hereto, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, on December 21, 2017 (the “Closing Date”), RTIH consummated the acquisition of the Issuer through the merger of RTI Merger Sub, LLC (“Merger Sub”), a Georgia limited liability company and wholly-owned subsidiary of RTIH, with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of RTIH and an indirect wholly-owned subsidiary of RTI Investment and the Fund (the “Merger”).

The source of funds for the acquisition of the Issuer was provided by (a) an equity contribution by the Fund to Merger Sub, (b) approximately $242.0 million in proceeds from a Real Estate Sale Contract, dated as of the Closing Date, by and between the Issuer and Strategic Financial Intermediation II, LLC in connection with certain sale-leaseback transactions, and (c) borrowings under a new $115.0 million senior secured term loan provided for pursuant to that certain Credit and Guaranty Agreement, dated as of the Closing Date, among the Issuer and certain of its subsidiaries, Goldman Sachs Specialty Lending Group, L.P., as administrative agent, collateral agent and syndication agent, and a syndicate of banks and other financial institutions (the “Credit Agreement”). For additional detail regarding the sale-leaseback transactions and the Credit Agreement, see Item 1.01 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2017, which is incorporated herein by reference.

CUSIP No. 781182100

Item 4. Purpose of Transaction.

On October 16, 2017, the Issuer entered into an Agreement and Plan of Merger with RTIH and Merger Sub (the “Merger Agreement”). The intent of the transactions contemplated by the Merger Agreement was for RTIH, and indirectly, RTI Investment and the Fund, to acquire control of 100% of the Issuer. The Merger was consummated in accordance with the terms of the Merger Agreement on December 21, 2017.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Merger (other than any shares held by the Issuer, RTIH, Merger Sub, any other wholly-owned subsidiary of RTIH or the Issuer, or any stockholder who has properly demanded and not validly withdrawn dissenters’ rights in accordance with Georgia law) was automatically converted into the right to receive $2.40 in cash, without interest and less any applicable withholding taxes. Further, upon the consummation of the Merger:

•                  all of the members of the board of directors of the Issuer were removed pursuant to the terms of the Merger Agreement and the managers of Merger Sub at the Effective Time became the directors of the Issuer;

•                  the Issuer’s Chief Executive Officer announced his immediate resignation and the board of directors appointed Aziz Hashim as President and Chief Executive Officer of the Issuer;

•                  the articles of incorporation and bylaws of the Issuer were amended and restated pursuant to the provisions of the Merger Agreement; and

•                  the certificate of merger was filed with the Secretary of State of the State of Georgia.

Following the Effective Time:

•                  the shares of Common Stock of the Issuer ceased to trade on the New York Stock Exchange (the “NYSE”) and a Form 25 was filed by the NYSE with the SEC to delist the shares of Common Stock of the Issuer from the NYSE and to terminate the Issuer’s registration and reporting obligations under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•                  a Form 15 will be filed with the SEC to terminate the Issuer’s registration and reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Other than as described herein, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As a result of the consummation of the Merger, each of the Reporting Persons beneficially owns, has the sole power to vote or to direct the vote of, and has the sole power to dispose or to direct the disposition of, 100 shares of the Issuer’s Common Stock, representing 100.0% of the outstanding Common Stock of the Issuer. The Common Stock beneficially owned by the Reporting Persons are held of record by RTIH. Mr. Hashim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(c) Except for the agreements described in this Schedule 13D, during the past 60 days none of the Reporting Persons or persons listed on Annex A hereto has effected any transactions in the Common Stock.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

CUSIP No. 781182100

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Annex A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Items 3 and 4 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 2, 2018

Exhibit 99.2

Agreement and Plan of Merger, dated as of October 16, 2017, among Ruby Tuesday, Inc., RTI Holding Company, LLC and RTI Merger Sub, LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2018

/s/ Aziz Hashim
Aziz Hashim

RTI HOLDING COMPANY, LLC
By: NRD Capital Management II, LLC, its sole manager

By:	/s/ Aziz Hashim
Name: Aziz Hashim
Title: Managing Member

RTI INVESTMENT COMPANY, LLC
By: NRD Capital Management II, LLC, its sole manager

By:	/s/ Aziz Hashim
Name: Aziz Hashim
Title: Managing Member

NRD PARTNERS II, L.P.
By: NRD Partners II GP, LLC, its general partner

By:	/s/ Aziz Hashim
Name: Aziz Hashim
Title: Managing Member

NRD PARTNERS II GP, LLC

By:	/s/ Aziz Hashim
Name: Aziz Hashim
Title: Managing Member

Annex A

CERTAIN INFORMATION CONCERNING THE REPORTING PERSONS

The business address of each person listed in this Annex A is 4170 Ashford Dunwoody Road, Suite 390 Atlanta, Georgia 30319. Each individual identified below is a citizen of the United States.

RTI Holding Company, LLC

Manager: NRD Capital Management II, LLC (Managing Member: Aziz Hashim)

RTI Investment Company, LLC

Manager: NRD Capital Management II, LLC (Managing Member: Aziz Hashim)

NRD Partners II, L.P.

General Partner: NRD Partners II GP, LLC

NRD Partners II GP, LLC

Managing Member: Aziz Hashim